03011985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 46341

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/01/2002__ AND ENDING __12/31/2002__
                                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Strategic Alliance Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

132 North First Street
                                                    (No. and Street)

Albemarle   NC   28001
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Martha W. O'Brien   704-983-5959
                                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Odom PLLC

                    (Name – *if individual, state last, first, middle name*)

408 Summit Drive   Sanford   North Carolina   27331-0071
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Christy D. Stoner_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __The Strategic Alliance Corporation_____ , as of __December 31,_____, 20 _02___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


Signature

President/CEO
_____
Title


Notary Public

Anita F. Carpenter   My Commission Expires 7-1-03

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

The Strategic Alliance Corporation

TABLE OF CONTENTS



DIXON ODOM PLLC™

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
The Strategic Alliance Corporation
Albemarle, North Carolina

We have audited the accompanying statements of financial condition of The Strategic Alliance Corporation (a wholly-owned subsidiary of Bank of Stanly) as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Strategic Alliance Corporation as of December 31, 2002 and 2001 the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Dixon Odom PLLC

January 24, 2003

A member of
Moores Rowland International



An association of independent
accounting firms throughout the world.

408 Summit Drive
Sanford, NC 27330
919-776-0555, Fax 919-774-4246

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 362,840	$ 829,822
Restricted cash	35,000	35,000
Marketable securities (Note D)	88,875	40,320
Other receivables	5,000	37,734
Due from Uwharrie Capital Corp (Note H)	16,258	14,655
Due from affiliates (Note F)	49,491	13,696
Investments not readily marketable (Note E)	20,669	20,669
Cash surrender value of life insurance (Note G)	370,500	-
Prepaid expenses	45,219	30,456
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $194,900 and $165,575, respectively	42,553	69,112
	$ 1,036,405	$ 1,091,464
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued expenses and withheld amounts	$ 29,193	$ 28,586
Commissions payable to clearing broker, net (Note C)	2,624	1,688
	31,817	30,274
STOCKHOLDER'S EQUITY (Note B)		
Common stock, $1 par value; authorized 10,000,000 shares; issued and outstanding 633,252 shares in 2002 and 2001	633,252	633,252
Additional paid-in capital	1,096,748	1,096,748
Accumulated deficit	(725,412)	(668,810)
	1,004,588	1,061,190
	$ 1,036,405	$ 1,091,464

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF OPERATIONS
Years Ended December 31, 2002 and 2001

		2002	2001
REVENUES			
Commission income		$ 260,657	$ 264,217
Management fee income (Note F)		370,400	237,787
Underwriting fees		248,221	25,000
Other income		6,486	1,186
	TOTAL REVENUE	885,764	528,190
EXPENSES			
Salaries and commissions		463,071	427,051
General and administrative		511,733	446,067
	TOTAL EXPENSES	974,804	873,118
	OPERATING LOSS	(89,040)	(344,928)
OTHER REVENUE AND EXPENSES			
Interest income		11,676	17,057
Unrealized gain (loss) on marketable securities		(10,308)	3,280
Gain on sale of marketable securities		312	-
Other		6,500	-
	TOTAL OTHER REVENUE	8,180	20,337
LOSS BEFORE INCOME TAXES		(80,860)	(324,591)
INCOME TAX CREDITS (Note H)		24,258	97,816
	NET LOSS	$ (56,602)	$ (226,775)

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2002 and 2001

	Common stock		Additional paid-In capital	Accumulated deficit	Total stockholder's equity
	Shares	Amount			
BALANCE, DECEMBER 31, 2000	582,135	$ 582,135	$1,047,865	$ (442,035)	$ 1,187,965
Issuance of common stock	51,117	51,117	48,883	-	100,000
Net loss	-	-	-	(226,775)	(226,775)
BALANCE, DECEMBER 31, 2001	633,252	633,252	1,096,748	(668,810)	1,061,190
Issuance of common stock	-	-	-	-	-
Net loss	-	-	-	(56,602)	(56,602)
BALANCE, DECEMBER 31, 2002	633,252	$ 633,252	$1,096,748	$ (725,412)	$ 1,004,588

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (56,602)	$ (226,775)
Adjustments to reconcile net loss to		
net cash used by operating activities:		
Depreciation and amortization	29,325	30,105
Gain on sale of marketable securities	(312)	-
Unrealized (gain) loss on marketable securities	10,308	(3,280)
Increase (decrease) in other receivables	32,734	(30,164)
Change in assets and liabilities:		
Increase in net amount of commissions		
due to clearing broker	936	6,822
Increase in net amount due from		
Uwharrie Capital Corp	(1,603)	(14,655)
(Increase) decrease in due from affiliates	(35,795)	17,062
Increase in prepaid expenses	(14,763)	(15,016)
Increase (decrease) in accrued expenses and		
withheld amounts	607	(1,346)
NET CASH USED BY OPERATING ACTIVITIES	(35,165)	(237,247)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of marketable securities	(60,551)	(37,040)
Proceeds from sale of marketable securities	2,000	-
Proceeds from sale of investments not readily marketable	-	780,946
Purchase of life insurance	(370,500)	-
Purchase of furniture and equipment	(2,766)	(24,557)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(431,817)	719,349
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock	-	100,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	100,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(466,982)	582,102
CASH AND CASH EQUIVALENTS, BEGINNING	829,822	247,720
CASH AND CASH EQUIVALENTS, ENDING	$ 362,840	$ 829,822

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Strategic Alliance Corporation (the Company) is a North Carolina corporation formed on May 1, 1989 for the purpose of conducting business as a broker/dealer in securities. On June 24, 1993, the Company's application for broker/dealer status was granted by the Securities and Exchange Commission. The Company was granted broker/dealer status by the NASD on October 25, 1993. The Company serves primarily individual and institutional customers throughout the State of North Carolina.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Revenue and Expense Recognition

Commission revenue and related expenses are recorded on a trade-date basis.

Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost which approximates fair value.

Restricted Cash

Restricted cash consists of funds held in reserve by the clearing broker/dealer against outstanding clearing charges owed to the broker/dealer.

Marketable Securities

The Company has implemented FAS 115 for the accounting for investments. Marketable equity securities are accounted for as trading securities and are stated at market value with unrealized gains and losses accounted for in current income from operations.

Investments Not Readily Marketable

Investments not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over estimated useful lives of three to seven years.

Income Tax Status

The Company and its parent file a consolidated tax return for federal income tax purposes. The Company files a separate unconsolidated tax return for state income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and minimum net capital requirements of $430,338 and $100,000, respectively. At December 31, 2001, the Company had net capital and minimum net capital requirements of $852,282 and $100,000, respectively.

NOTE C - OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note A, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The Company also has direct selling agreements with certain mutual fund companies whereby transactions are introduced on a fully-disclosed basis. The clearing broker/dealer and the mutual fund companies carry all of the accounts of the customers of the Company and are responsible for the execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer and the mutual fund companies may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer and the mutual fund companies.

NOTE D - MARKETABLE SECURITIES

Marketable securities classified as trading securities are recorded at fair value on the balance sheet, with the change in net unrealized holding gain or loss included in income from operations. Following is a summary of information relating to marketable securities classified as trading as of December 31, 2002.

Market value	$ 88,875
Cost	95,903
Holding loss	$ (7,028)

NOTE E - INVESTMENTS NOT READILY MARKETABLE

The Company has an ownership interest in Uwharrie Heritage, LLC ("Uwharrie Heritage"), a North Carolina limited liability company. Uwharrie Heritage was formed on February 27, 1998 to purchase tracts of land with significant historic and/or scenic value in the Uwharrie Lakes Region of North Carolina. There is no market on a securities exchange and no independent publicly quoted market for this investment and, accordingly, its fair value is not readily determinable. The Company's ownership interest in Uwharrie Heritage was approximately 3% at December 31, 2002 and 2001. Accordingly, the Company accounts for its investment using the cost method. As of December 31, 2002 and 2001, the carrying value of the Company's investment in Uwharrie Heritage was $20,669.

NOTE F - TRANSACTIONS WITH AFFILIATES

The Company provides management and administrative support services to an insurance agency and a registered investment advisor affiliated through common ownership. The Company receives management fees in exchange for these services. Management fee income amounted to $370,400 and $237,787 for the years ended December 31, 2002 and 2001, respectively.

The Company also receives management and administrative support services from Uwharrie Capital Corp which wholly owns the Company's sole stockholder, Bank of Stanly. During 2001, the Company began paying management fees in exchange for these services. Management fee expense amounted to $62,500 and $58,500 in 2002 and 2001, respectively, and is included in the caption "General and administrative" in the accompanying statements of operations.

NOTE G - SUPPLEMENTAL RETIREMENT PLAN

The Company implemented in 2002 a non-qualifying deferred compensation plan for its chief executive officer. The Company has purchased a life insurance policy in order to provide future funding of benefit payments. Certain of the plan benefits will accrue and vest during the period of employment and will be paid in fixed monthly benefit payments over ten years commencing with the officer's retirement at any time after attainment of age sixty. Other benefits will accrue based

NOTE G - SUPPLEMENTAL RETIREMENT PLAN (Continued)

upon the performance of the underlying life insurance policies both during employment and after retirement. Such benefits will continue to accrue and be paid throughout the participant's life assuming satisfactory performance of the funding life insurance policy. The plan also provides for payment of death benefits, and for payment of disability benefits in the event the officer becomes permanently disabled prior to attainment of retirement age. During 2002, a provision of approximately $6,200 was expensed for future benefits to be provided under this plan.

NOTE H - INCOME TAX MATTERS

The Company is a member of a group that files a consolidated federal income tax return. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments for its allocated share of the consolidated income tax liability. This allocation approximates the increase or decrease in consolidated income taxes resulting from each member's taxable income or loss, computed at the effective tax rate of the consolidated group.

SUPPLEMENTARY INFORMATION



DIXON ODOM PLLC™
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON
THE SUPPLEMENTARY INFORMATION

To the Board of Directors
The Strategic Alliance Corporation
Albemarle, North Carolina

Our report on our audits of the basic financial statements of The Strategic Alliance Corporation for the years ended December 31, 2002 and 2001 appears on page one. These audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Odom PLLC

January 24, 2003

A member of
Moores Rowland International



An association of independent
accounting firms throughout the world.

408 Summit Drive
Sanford, NC 27330
919-776-0555, Fax 919-774-4246

THE STRATEGIC ALLIANCE CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
December 31, 2002 and 2001

	2002	2001
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accrued expenses and withheld amounts	$ 37,281	$ 28,586
Clearing fees payable to clearing broker	-	2,368
Items not included in statement of financial condition and other adjustments		
None	-	-
TOTAL AGGREGATE INDEBTEDNESS	**$ 37,281**	**$ 30,954**
MINIMUM REQUIRED NET CAPITAL	**$ 100,000**	**$ 100,000**
NET CAPITAL		
Stockholder's equity	$1,004,588	$ 1,061,190
Deductions		
Nonallowable commissions receivable from clearing broker	6	13
Other receivables	75,854	66,085
Investments owned, not readily marketable	20,669	20,669
Other assets	416,019	30,757
Furniture and equipment	42,553	69,112
Haircut on securities owned	19,149	22,272
NET CAPITAL[(1)]	430,338	852,282
MINIMUM REQUIRED NET CAPITAL	100,000	100,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	**$ 330,338**	**$ 752,282**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**.09 to 1**	**.04 to 1**

[(1)] A reconciliation of net capital to the Company's December 31, 2002 and 2001 FOCUS II-A report is not necessary because there have been no adjustments.



DIXON ODOM PLLC™
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON
THE INTERNAL CONTROL STRUCTURE

To the Board of Directors
The Strategic Alliance Corporation
Albemarle, North Carolina

In planning and performing our audit of the financial statements of The Strategic Alliance Corporation (a wholly-owned subsidiary of Bank of Stanly) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by The Strategic Alliance Corporation that we considered relevant to the objectives stated in Rule 17a-3(11) and procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and

A member of
Moores Rowland International



An association of independent
accounting firms throughout the world.

408 Summit Drive
Sanford, NC 27330
919-776-0555, Fax 919-774-4246

not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Dixon Odom PLLC

January 24, 2003